                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               Amendment No. 1

                          Grove Real Estate Asset Trust
                                (Name of Issuer)

         Common Shares of Beneficial Interest, par value $0.01 per share
                         (Title of Class of Securities)

                                   399613-10-8
                                 (CUSIP Number)
                             Stuart J.M. Breslow
                          Morgan Stanley Group Inc.
                                1585 Broadway
                           New York, New York 10036
                                (212) 761-4000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 31, 1997
                (Date of Earliest Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                         (Continued on following pages)

                             (Page 1 of 10 Pages)

CUSIP NO. 399613-10-8                 13D                     Page 2 of 10 Pages
================================================================================
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Morgan Stanley Group Inc.
      IRS #13-283-8811
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO
      ITEM 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF                  70,707
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                   707,071
    REPORTING      -------------------------------------------------------------
   PERSON WITH      9      SOLE DISPOSITIVE POWER

                               70,707
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                              707,071
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      777,778
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, CO, HC
================================================================================

CUSIP NO. 399613-10-8                 13D                     Page 3 of 10 Pages
================================================================================
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Morgan Stanley Asset Management Inc.
      IRS #13-3040307
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO
      ITEM 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                    707,071
    REPORTING      -------------------------------------------------------------
   PERSON WITH      9      SOLE DISPOSITIVE POWER


                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                               707,071
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      707,071
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, CO
================================================================================

CUSIP NO. 399613-10-8                 13D                     Page 4 of 10 Pages
================================================================================
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      The Morgan Stanley Real Estate Special Situations Fund I, L.P.
      IRS No. Pending
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO
      ITEM 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                    214,264
    REPORTING      -------------------------------------------------------------
   PERSON WITH      9      SOLE DISPOSITIVE POWER


                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                               214,264
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      214,264
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.41%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
================================================================================

CUSIP NO. 399613-10-8                 13D                     Page 5 of 10 Pages
================================================================================
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      The Morgan Stanley Real Estate Special Situations Fund II, L.P.
      IRS No. Pending
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO
      ITEM 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                    285,686
    REPORTING      -------------------------------------------------------------
   PERSON WITH      9      SOLE DISPOSITIVE POWER


                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                               285,686
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      285,686
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.22%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
================================================================================

CUSIP NO. 399613-10-8                 13D                     Page 6 of 10 Pages

Item 1. Security and Issuer.

      This Schedule 13D relates to the common shares of beneficial interests, par value $0.01 per share ("Common Shares"), of Grove Real Estate Asset Trust (the "Issuer"). The principal executive offices of the Issuer are located at 598 Asylum Avenue, Hartford, Connecticut 06105.

Item 2. Identity and Background.

      This statement is being filed by (i) Morgan Stanley Group Inc., a Delaware corporation ("MSGI") and an investment adviser registered with the Securities and Exchange Commission with offices at 1585 Broadway, New York, New York
10036, (ii) Morgan Stanley Asset Management Inc., a Delaware Corporation ("MSAM") and an investment adviser registered with the Securities and Exchange Commission with offices at 1221 Avenue of the Americas, New York, New York 10020, (iii) The Morgan Stanley Real Estate Special Situations Fund I, L.P. ("MSRESSF I"), a Delaware limited partnership with its office at 1221 Avenue of the Americas, New York, New York 10020, the general partner of which is MS Real Estate Special Situations GP Inc., a wholly-owned subsidiary of Mogan Stanley Group Inc. and (iv) The Morgan Stanley Real Estate Special Situations Fund II, L.P. ("MSRESSF II"), a Delaware limited partnership with its office at 1221 Avenue of the Americas, New York, New York 10020, the general partner of which is MS Real Estate Special Situations GP Inc., a wholly-owned subsidiary of
Mogan Stanley Group Inc.

      During the last five years, none of MSGI, MSAM, MSRESSF I and MSRESSF II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The funds used to acquire the Common Shares were obtained from the working capital of MSGI. The amount of the consideration for the acquisition by MSGI is set forth in Item 5. MSAM has not contributed its own assets in connection with the purchases described herein. MSAM is an investment adviser to MSRESSF I, MSRESSF II and the Clients (as defined below).

Item 4. Purpose of Transaction.

      The purpose of the transaction for which this Amendment No. 1 is being filed is set Forth in Item 5.

CUSIP NO. 399613-10-8                 13D                     Page 7 of 10 Pages


Item 5. Interest in Securities of the Issuer.

      (a)-(b) Incorporated by reference to Items (7)-(11) and (13) of the cover page. Information regarding the percentage of Common Shares is based on 3,953,435 Common Shares outstanding as of March 31, 1997, which number was provided by the Issuer.

(c) Pursuant to the Securities Purchase Agreement, dated February 20, 1997 (the "Securities Purchase Agreement"), a copy of which has been previously filed as an Exhibit, MSGI acquired 494,949 Common Shares for its benefit and 282,829 Common Shares for the benefit of Public Employees' Retirement Association of Colorado ("PERA"). The shares were acquired at $9.00 per Common Share, resulting in an aggregate purchase price of $4,454,541 for the shares acquired by MSGI.

        As of March 31, 1997, (i) MSGI transferred the ownership of 2,143 Common Shares to the general partner of MSRESSF I who in turn contributed the Common Shares to MSRESSF I, and (ii) MSGI transferred the ownership of 212,121 Common Shares to the sole limited partner of MSRESSF I who in turn contributed the Common shares to MSRESSF I. Pursuant to an investment management agreement entered into between MSAM and MSRESSF I as of March 31, 1997, MSAM has been granted voting and dispositive power with respect to the Common Shares held by MSRESSF I.

        As of March 31, 1997, (i) MSGI transferred the ownership of 2,857 Common Shares to the general partner of MSRESSF II who in turn contributed the Common Shares to MSRESSF II and (ii) PERA, as the sole limited partner of MSRESSF II, transferred the ownership of 282,829 Common Shares to MSRESSF II. Pursuant to an investement management agreement entered into between MSRESSF II and MSAM as of March 31, 1997, MSAM has been granted voting and dispositive power with respect to the Common Shares held by MSRESSF II.

      As of April 18, 1997 MSGI transferred the ownership of 197,121 and 10,000 Common Shares, respectively, to two investment management clients of MSAM (the "Clients"). Pursuant to an investment management agreement between MSAM and such Clients, respectively, MSAM has been granted voting and dispositive power with respect to the Common shares held by each Client.

      MSGI exercises sole voting and dispositive power with respect to all such shares of Common Shares that it owns. MSGI through MSAM, its wholly owned affiliate, exercises voting and dispositive power with respect to the shares acquired by MSRESSF I, MSRESSF II and the Clients.

      Except as disclosed herein, none of MSGI, MSAM, MSRESSF I nor MSRESSF II has effected any transactions in Common Shares during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Pursuant to the Securities Purchase Agreement MSGI has been granted the right to designate one individual acceptable to the Issuer to be nominated as a member of the Board of Trust Managers of the Issuer, and the Issuer will recommend such individual for election to the Board of Trust Managers. MSGI has

CUSIP NO. 399613-10-8                 13D                     Page 8 of 10 Pages

designated an employee of MSAM to be elected as a member of the Board of Trust Managers of the Issuer.

      If MSGI does not have a representative on the Board of Trust Managers of the Issuer, the Issuer must permit a representative of MSGI to attend, but not vote, as an observer at each meeting of the Board of Trust Managers or any committee meeting of the Board of Trust Managers of the Issuer. The right to designate a person for election to the board or to be an observer is not transferable to any person other than an affiliate of MSGI.

     MSGI has been granted, and MSRESSF I and MSRESSF II and the Clients have been assigned by MSGI, certain preemptive rights to acquire that portion of Common Shares (or other securities exchangeable or convertible into Common Shares or rights or warrants to acquire Common Shares) that are offered by the Issuer for cash that will permit MSGI, MSRESSF I, MSRESSF II and the Clients collectively to acquire sufficient Common Shares that they will own in the aggregate up to 20% of the outstanding shares of Common Shares (or up to 25% if an offering of Common Shares is for less than $9.00 per share or if the exercise, conversion or exchange price is less than $9.00 per share).

      Pursuant to a Registration Rights Agreement, dated March 14, 1997, by and among the Issuer, MSGI, PERA and the other stockholders identified therein, the Issuer is required to effect a shelf registration, subject to certain conditions, of shares of the Common Shares of the Issuer held by MSGI, MSRESSF I MSRESSF II and the Clients promptly after September 14, 1997. Moreover, subject to certain conditions, the shares of Common Shares held by MSGI, MSRESSF I, MSRESSF II and the Clients may be included in the registration of the Issuer's Common Shares when the Issuer proposes to register its Common Shares or the shares of other holders of Common Shares.

      Except for the investment management agreement entered into by each of MSRESSF I, MSRESSF II and the Clients, each of which grants voting and dispositive control over the Common Shares to MSAM, there exist no contracts, arrangements, understandings or relations (legal or otherwise) between MSGI, MSRESSF I, MSRESSF II and the Clients and other persons with respect to finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.


        Exhibit 7.1 Agreement of Joint Filing between Morgan Stanley Group Inc., Morgan Stanley Asset Management Inc., Morgan Stanley Real Estate Special Situations Fund I, L.P. and Morgan Stanley Real Estate Special Situations Fund II, L.P.

        Exhibit 7.2 Secretary's Certificate Authorizing Stuart J. M. Breslow to sign on behalf of Morgan Stanley Group Inc.

CUSIP NO. 399613-10-8                 13D                     Page 9 of 10 Pages

                                   SIGNATURES

      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 8, 1997         MORGAN STANLEY GROUP INC.


                             By:  /s/ Stuart J.M. Breslow
                                  ------------------------
                             Name:  Stuart J.M. Breslow
                             Title: Principal

                            MORGAN STANLEY ASSET MANAGEMENT INC.


                            By:  /s/ Harold Schaaff
                                 ------------------------
                            Name:  Harold Schaaff
                            Title: Principal


                            The Morgan Stanley Real Estate Special Situations Fund I, L.P.

                            Morgan Stanley Real Estate Special Situations, Inc, its General Partner

                            By:  /s/ Theodore Bigman
                                 ----------------------------------------
                            Name:  Theodore Bigman
                            Title: Vice President


                            The Morgan Stanley Real Estate Special Situations Fund II, L.P.

                            By:  Morgan Stanley Real Estate Special
                                 Situations, Inc, its General Partner

                            By:  /s/ Theodore Bigman
                                 ----------------------------------------
                            Name:  Theodore Bigman
                            Title: Vice President

CUSIP NO. 399613-10-8                 13D                    Page 10 of 10 Pages

                                  EXHIBIT INDEX

    EXHIBIT NO.      DESCRIPTION
    -----------      -----------

        7.1 Agreement of Joint Filing between Morgan Stanley Group Inc., Morgan Stanley Asset Management Inc., Morgan
                     Stanley Real Estate Special Situations Fund I L.P. and The Morgan Stanley Real Estate Special Situations Fund II L.P.

        7.2 Secretary's Certificate Authorizing Stuart J.M. Breslow to sign on behalf of Morgan Stanley Group Inc.